Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated August 9, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 9, 2012	By	/s/ E. Lagendijk

E. Lagendijk
Executive Vice President and
General Counsel

AEGON delivers strong underlying earnings and sales growth; capital position further strengthened

•	Higher underlying earnings driven by growth, cost reductions and favorable currency movements

•	Underlying earnings increase 10% to EUR 443 million

•	Impairments of EUR 42 million remain at low level

•	Net income of EUR 254 million includes one-time charge of EUR 265 million before tax related to product improvements for unit-linked insurance policies in the Netherlands

•	Return on equity of 6.8%, or 7.7% excluding run-off businesses

•	Total sales increase as a result of continued strong pension and asset management deposits

•	Deposits up 45% to EUR 9.8 billion driven by sales of US pensions and new asset management mandates

•	Accident and health sales increase 29% to EUR 187 million, driven mainly by growth in the Americas

•	New life sales stable at EUR 428 million; strong US sales offset by lower sales in NL and UK

•	Market consistent value of new business of EUR 117 million, mainly the effect of low interest rates

•	Interim dividend supported by strong capital position and cash flows

•	IGDa) solvency ratio increases to 216%; IGD surplus capital of EUR 8.3 billion

•	Capital base ratio increases to 74.6%; on track to exceed minimum of 75% by the end of 2012

•	Operational free cash flow, excluding market impact and one-time items, amounts to EUR 296 million

•	Interim dividend of EUR 0.10 per common share

Statement of Alex Wynaendts, CEO

“Despite the challenges of historically low interest rates, continued market volatility and stagnant growth affecting the world’s leading economies, AEGON’s businesses delivered a strong set of results in the second quarter, as measured by both sales and earnings. Our capital position improved further and our businesses generated healthy cash flows which support our decision to pay an interim dividend of EUR 0.10 per common share.

“Net income was substantially impacted by the EUR 265 million charge related to improvements to unit-linked insurance products in the Netherlands, which we announced last May.

“We continue to see strong demand for our core products and services, particularly in the United States where increased pension sales and a number of new asset management contracts resulted in a significant increase in total deposits.

“Today’s results make clear that we are making solid progress in executing on our strategic priorities and that our cost reduction programs and disciplined risk management are delivering their intended benefits. We are grateful for the continued confidence of our customers in helping them achieve financial security, particularly in these uncertain times. We remain committed to providing them reliable long-term financial solutions, while at the same time, achieving the sustainable earnings growth our strategy aims to deliver.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions b)	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%
Underlying earnings before tax	1	443	425	4	401	10	868	815	7
Net income	2	254	521	(51)	404	(37)	775	731	6
Sales	3	1,604	1,758	(9)	1,261	27	3,362	2,672	26
Market consistent value of new business	4	117	125	(6)	138	(15)	242	259	(7)
Return on equity	5	6.8%	6.9%	(1)	8.0%	(15)	6.8%	7.9%	(14)

For notes see page 25.

STRATEGIC HIGHLIGHTS

•	Joint venture with Banca Cívica ends as a result of consolidation process among banks in Spain

•	AEGON Asset Management to sell its minority stake in Prisma Capital Partners

•	Workplace Savings platform launched in the United Kingdom

Strategic update

At AEGON’s recent analyst & investor conference in June, the company presented plans to strengthen AEGON’s position in the At-Retirement market in North America, the Netherlands and the United Kingdom, while seeking to leverage its strong capabilities in providing protection and asset accumulation products and services in its developing markets throughout Central & Eastern Europe, Asia and Latin America.

Continued demographic and economic uncertainties have increased the opportunities for AEGON in pursuing its core mission of assisting customers achieve their long-term financial security. To capture these opportunities, AEGON will accelerate the development of new business models by investing in innovative technology driven distribution channels, with the aim of connecting better and more frequently with customers, improving service levels and increasing retention rates. AEGON will also extend its investments in technology to support intermediaries as they adapt to the changing environment for distribution.

In recent years, AEGON has implemented a broad restructuring program to sharpen its focus on its core lines of business, reduce significantly its overall cost base, and create greater efficiencies across the organization. This has resulted in a better balance between spread-based and fee-generating business and a substantially improved risk-return profile, the divestment of non-core businesses, a lower cost base and an improved capital base ratio.

AEGON’s ambition

AEGON’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees. These key objectives have been embedded in all AEGON businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and distributors, as well as the most-preferred employer in the sector.

Optimize portfolio

AEGON has indicated previously that the consolidation of Spanish savings banks might lead to exiting one or more of its joint ventures in Spain. Following the announced merger between Banca Cívica and CaixaBank, AEGON reached an agreement with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The sale is expected to result in a book gain of approximately EUR 35 million before tax. In 2011, AEGON’s share in underlying earnings before tax of the joint venture totaled EUR 16 million. The transaction is expected to close in the second half of 2012 and is subject to regulatory approvals.

In Spain, AEGON is also involved in an arbitration process to exit the joint venture with Caja Ahorros del Mediterráneo (CAM). This process is expected to be concluded in the first half of 2013. As of the second quarter of 2012, AEGON no longer includes results from this partnership. The second quarter of 2011 included underlying earnings of EUR 9 million from CAM.

AEGON Asset Management has reached an agreement with KKR to sell its minority stake in Prisma Capital Partners, a provider of hedge fund solutions, while continuing to be invested in Prisma’s funds. The transaction is expected to close in the fourth quarter of 2012. Prisma’s contribution to underlying earnings totaled EUR 5 million in the first half of 2012.

In November, AEGON launched its new platform proposition in the United Kingdom, AEGON Retirement Choices, to capture opportunities in the At-Retirement market. Recently, the company added its Workplace Savings proposition to the platform. Pension reform and the Retail Distribution Review will transform pension products and services and how they are distributed. AEGON’s platform offers a compelling solution to advisers, employers, and their employees.

AEGON is also focused on securing strategic distribution agreements in the United Kingdom and reached an agreement to supply corporate protection solutions to Barclays Corporate & Employer Solutions, confirming AEGON’s position as one of the market leaders in business protection.

In India, AEGON Religare launched its online health plan, iHealth. The plan is targeted at customers who prefer a direct and convenient process while buying a financial product. Additionally, AEGON Religare is planning to expand its suit of online products with protection and traditional plans.

Deliver operational excellence

In the Netherlands, AEGON is on track with reorganizing its business to be more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The reorganization program and other initiatives will result in reducing the cost base for AEGON The Netherlands by EUR 100 million, compared to the cost base for 2010. The cost savings aim to offset pressure on underlying earnings from increased longevity provisioning and a declining life insurance back-book. The majority of the cost savings is expected to be achieved in 2012. To date, AEGON has implemented costs savings of EUR 62 million.

In June, AEGON joined approximately 30 leading insurance companies as a signatory and founding member of the Principles of Sustainable Insurance (PSI). The PSI is a framework that helps companies incorporate environmental, social and governance (ESG) factors into their decision-making. The principles – a United Nations initiative – are aimed at positioning the world insurance industry as a lever for green industry and sustainable development. AEGON believes the PSI will help the company identify and manage both risks and opportunities associated with ESG issues.

Enhance customer loyalty

Recently, AEGON Asset Management published its first annual responsible investment report. The report details AEGON’s approach to responsible investment and its engagement with companies in which it invests on issues such as corporate governance, the environment, health & safety, remuneration and human rights. Last year, AEGON introduced a new Responsible Investment Policy, aimed at integrating ESG criteria into the company’s investment decisions and asset ownership. AEGON believes a responsible approach to investment may help to reduce risk and improve returns for customers.

FINANCIAL OVERVIEW c)

EUR millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax
Americas		339	292	16	314	8	631	650	(3)
The Netherlands		71	79	(10)	74	(4)	150	155	(3)
United Kingdom		25	29	(14)	10	150	54	22	145
New markets		64	88	(27)	70	(9)	152	138	10
Holding and other		(56)	(63)	11	(67)	16	(119)	(150)	21

Underlying earnings before tax		443	425	4	401	10	868	815	7

Fair value items		101	156	(35)	(23)	—	257	(108)	—
Realized gains / (losses) on investments		85	45	89	204	(58)	130	295	(56)
Impairment charges		(42)	(41)	(2)	(100)	58	(83)	(162)	49
Other income / (charges)		(254)	(17)	—	(16)	—	(271)	(19)	—
Run-off businesses		6	(2)	—	10	(40)	4	32	(88)

Income before tax		339	566	(40)	476	(29)	905	853	6
Income tax		(85)	(45)	(89)	(72)	(18)	(130)	(122)	(7)

Net income		254	521	(51)	404	(37)	775	731	6

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		254	521	(51)	403	(37)	775	730	6
Non-controlling interests		—	—	—	1	—	—	1	—

Net underlying earnings		337	328	3	339	(1)	665	672	(1)

Commissions and expenses		1,570	1,399	12	1,500	5	2,969	3,013	(1)
of which operating expenses	11	814	781	4	847	(4)	1,595	1,684	(5)

New life sales
Life single premiums		1,068	1,160	(8)	1,189	(10)	2,228	2,915	(24)
Life recurring premiums annualized		321	329	(2)	312	3	650	640	2

Total recurring plus 1/10 single		428	445	(4)	431	(1)	873	932	(6)

New life sales
Americas	12	126	120	5	101	25	246	206	19
The Netherlands		23	32	(28)	40	(43)	55	105	(48)
United Kingdom		211	213	(1)	217	(3)	424	464	(9)
New markets	12	68	80	(15)	73	(7)	148	157	(6)

Total recurring plus 1/10 single		428	445	(4)	431	(1)	873	932	(6)

New premium production accident and health insurance		187	195	(4)	145	29	382	304	26
New premium production general insurance		13	14	(7)	14	(7)	27	27	—

Gross deposits (on and off balance)
Americas	12	6,644	7,392	(10)	5,014	33	14,036	10,643	32
The Netherlands		367	560	(34)	442	(17)	927	904	3
United Kingdom		9	8	13	17	(47)	17	36	(53)
New markets	12	2,737	3,083	(11)	1,242	120	5,820	2,509	132

Total gross deposits		9,757	11,043	(12)	6,715	45	20,800	14,092	48

Net deposits (on and off balance)
Americas	12	738	1,061	(30)	426	73	1,799	193	—
The Netherlands		(66)	(185)	64	(113)	42	(251)	(228)	(10)
United Kingdom		(1)	(1)	—	14	—	(2)	16	—
New markets	12	619	1,364	(55)	(2,487)	—	1,983	(4,206)	—

Total net deposits excluding run-off businesses		1,290	2,239	(42)	(2,160)	—	3,529	(4,225)	—
Run-off businesses		(479)	(1,160)	59	(527)	9	(1,639)	(1,407)	(16)

Total net deposits		811	1,079	(25)	(2,687)	—	1,890	(5,632)	—

REVENUE-GENERATING INVESTMENTS

	June 30, 2012	Mar. 31, 2012%
Revenue-generating investments (total)	451,988	436,753	3

Investments general account	147,065	140,770	4
Investments for account of policyholders	151,633	149,501	1
Off balance sheet investments third parties	153,290	146,482	5

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax increased 10% to EUR 443 million in the second quarter of 2012. This is the result of business growth, a strong delivery on cost reduction programs and favorable currency movements.

Underlying earnings from the Americas rose to EUR 339 million. The 8% increase compared to the second quarter of 2011 is due to underlying growth in the business and a strengthening of the US dollar against the euro partly offset by lower fixed annuity earnings, recurring charges for Corporate Center expenses and an increase in employee benefit expenses.

In the Netherlands, underlying earnings decreased 4% to EUR 71 million. The decline was mainly the result of adverse claim experience on disability products in the non-life business, partly offset by higher contributions from pensions and distribution.

In the United Kingdom, underlying earnings before tax increased to EUR 25 million. The strong improvement in earnings compared to the same period last year was driven by the non-recurrence of extraordinary charges and successful implementation of the cost reduction program in AEGON’s businesses in the United Kingdom.

Underlying earnings from New Markets decreased 9% to EUR 64 million. Improved results at AEGON Asset Management and in Asia were offset by lower underlying earnings from Central & Eastern Europe, Variable Annuities Europe and Spain. AEGON no longer includes results from its partnership with Caja Ahorros del Mediterráneo (CAM). The comparable quarter of 2011 included underlying earnings of EUR 9 million from CAM.

Total holding costs decreased 16% to EUR 56 million as part of AEGON’s Corporate Center expenses are now charged to operating units. This change reflects the various services and support provided by the Corporate Center to operating units. The second quarter 2012 charge to operating units amounted to EUR 16 million.

Net income

Net income declined to EUR 254 million as higher underlying earnings, more favorable results on fair value items and lower impairments were more than offset by lower realized gains and a one-time charge in the Netherlands of EUR 265 million before tax included in Other charges.

Fair value items

The results from fair value items amounted to EUR 101 million. Positive results in the Netherlands and the holding were partly offset by negative fair value results in the Americas and New Markets.

Realized gains on investments

In the second quarter, realized gains on investments amounted to EUR 85 million and were mainly the result of normal trading in the investment portfolio.

Impairment charges

Impairments amounted to EUR 42 million which were primarily linked to residential mortgage-backed securities in the United States.

Other charges

Other charges amounted to a loss of EUR 254 million. On May 31, 2012 AEGON announced the acceleration of product improvements for unit-linked insurance policies in the Netherlands and the related one-time charge of EUR 265 million.

Run-off businesses

The results of run-off businesses amounted to EUR 6 million. The amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities was offset by improved results from the institutional spread-based business.

Income tax

Net income contained a tax charge of EUR 85 million in the second quarter, translating into an effective tax rate of 25%.

Return on equity

Higher average shareholders’ equity excluding revaluation reserves, compared with the second quarter of 2011, resulted in a return on equity of 6.8% for the second quarter 2012. Return on equity for AEGON’s ongoing businesses, excluding the run-off businesses, amounted to 7.7% over the same period.

Operating expenses

In the second quarter, operating expenses decreased 4% to EUR 814 million as a result of cost savings and lower restructuring charges. Excluding restructuring charges and at constant currencies, operating expenses also decreased 4% compared with the second quarter of 2011.

Sales and deposits

AEGON’s total sales increased 27% to EUR 1.6 billion. New life sales were stable as increased sales in the Americas were offset by lower sales in the Netherlands and the United Kingdom. Gross deposits in the pension business and AEGON Asset Management, however, were strong. New premium production for accident and health insurance also increased, mainly driven by strong travel insurance sales in the United States. At constant currencies, total sales increased 16%.

Market consistent value of new business

The market consistent value of new business amounted to EUR 117 million. The increase in the Netherlands resulting from a higher contribution from mortgage production was more than offset by the impact of lower interest rates on the value of new business in the Americas, Asia and Variable Annuities Europe.

Revenue-generating investments

Revenue-generating investments rose 3% compared to first quarter-end 2012 to EUR 452 billion at June 30, 2012, mainly the result of favorable currency movements in addition to net inflows.

Capital management

AEGON’s core capital excluding revaluation reserves amounted to EUR 18.5 billion, equivalent to 74.6%6 of the company’s total capital base at June 30, 2012. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 23 billion. The increase was a result of second quarters’ net income, an increase in the revaluation reserves and strengthening of the US dollar against the euro.

The revaluation reserves increased to EUR 4.5 billion during the second quarter, mainly a reflection of lower interest rates. Shareholders’ equity per common share, excluding preference capital, amounted to EUR 10.91 at June 30, 2012.

During the second quarter, excess capital in the holding increased to EUR 1.6 billion, mainly the result of dividends received from operating units partly offset by operational expenses and dividends on preferred and common shares. Excess capital in the holding serves as a buffer. During 2012, AEGON aims to maintain a buffer at the holding of at least EUR 750 million.

At June 30, 2012, AEGON’s Insurance Group Directive (IGD) ratio amounted to 216%, a strong increase from the level of 201% at the end of the first quarter. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to ~460%, while the Pillar I ratio in the United Kingdom remained level at ~135% at the end of the second quarter 2012. The IGD ratio in the Netherlands increased substantially to ~265% partly as a result of a change in the yield curve to discount liabilities as prescribed by the Dutch Central Bank. This measure has added ~35 percentage points to the IGD ratio of the Dutch entity, equivalent to ~8 percentage points to the group IGD ratio.

Cash flows

Operational free cash flow amounted to EUR 761 million. Excluding positive market impacts of EUR 622 million and negative one-time items of EUR 157 million, the operational free cash flows amounted to EUR 296 million. Market impacts included the impact of the Ultimate Forward Rate change and favorable yield curve movements in the Netherlands partly offset by adverse interest rate and equity market movements which affected AEGON’s businesses in the United States.

The one-time items included the effects of measures in the Netherlands related to unit-linked insurance policies and adverse tax items in the Americas. Operational free cash flows represent distributable earnings generation of the business units. The impact of capital preservation initiatives is not included in the reported operational free cash flows. AEGON is on track to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

In July, AEGON issued EUR 500 million in senior unsecured notes due in 2017. The notes were issued under AEGON’s USD 6 billion debt issuance program at a price of 99.712%, and carry a coupon of 3%. Net proceeds from this issuance will be used for general corporate purposes and the replacement of short-term debt.

Interim dividend

The 2012 interim dividend amounts to EUR 0.10 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

AEGON shares will be quoted ex-dividend on August 16, 2012. The record date is August 20, 2012. The election period for shareholders will run from August 22 up to and including September 7, 2012. The stock fraction will be based on the average share price on Euronext Amsterdam from September 3 through September 7, 2012. The stock dividend ratio will be announced on September 7, 2012 after closing of Euronext Amsterdam. The dividend will be payable as of September 14, 2012.

APPENDIX I — Americas —The Netherlands —United Kingdom —New Markets

FINANCIAL OVERVIEW, Q2 2012 GEOGRAPHICALLY c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	150	51	20	28	—	249
Individual savings and retirement products	119	—	—	(3)	—	116
Pensions	68	25	6	—	—	99
Non-life	—	(11)	—	11	(1)	(1)
Distribution	—	4	—	—	—	4
Asset Management	—	—	—	23	—	23
Other	—	—	—	—	(55)	(55)
Share in underlying earnings before tax of associates	2	2	(1)	5	—	8

Underlying earnings before tax	339	71	25	64	(56)	443

Fair value items	(79)	153	(1)	(12)	40	101
Realized gains / (losses) on investments	54	(6)	34	3	—	85
Impairment charges	(39)	(3)	—	—	—	(42)
Other income / (charges)	(1)	(266)	13	—	—	(254)
Run-off businesses	6	—	—	—	—	6

Income before tax	280	(51)	71	55	(16)	339
Income tax	(65)	23	(22)	(18)	(3)	(85)

Net income	215	(28)	49	37	(19)	254

Net underlying earnings	250	57	23	44	(37)	337

EMPLOYEE NUMBERS

	June 30, 2012	Mar. 31, 2012

Employees excluding agents	21,772	22,132
Agents	2,877	2,936

Total number of employees excluding Associates	24,649	25,068
AEGON’s share of employees (including agents) in Associates	2,371	2,908

Total	27,020	27,976

AMERICAS

•	Underlying earnings decline to USD 435 million, mainly driven by lower fixed annuity earnings

•	Net income amounts to USD 275 million; lower impairments offset by fair value items and income tax

•	Strong sales of life insurance and accident & health at USD 162 million and USD 225 million respectively

•	Gross deposits of USD 8.5 billion up 18% driven by continued strong pension deposits

Underlying earnings before tax

Underlying earnings from the Americas in the second quarter 2012 amounted to USD 435 million. The 4% decrease compared to the second quarter of 2011 is primarily due to lower fixed annuity earnings. Underlying growth in the business was offset by recurring charges for Corporate Center expenses of USD 9 million and an increase of USD 14 million in employee benefit expenses.

•	Earnings from Life & Protection in the Americas were level at USD 177 million as the positive effect of improved persistency was offset by additional Corporate Center and employee benefit expenses.

•

Individual Savings & Retirement earnings decreased to USD 152 million. Earnings from variable annuities declined slightly to USD 84 million as a result of higher corporate charges and employee benefit expenses. Fixed annuity earnings decreased to USD 63 million as a result of lower product spreads and declining asset balances, as the product is de-emphasized. Earnings from mutual funds decreased slightly to USD 5 million as a result of lower account balances.

•	Earnings from Employer Solutions & Pensions increased to USD 87 million, mainly as a result of growing pension account balances.

•	Earnings from Canada declined to USD 17 million and included a one-time benefit of USD 6 million, similar to the comparable quarter last year.

•	Earnings from Latin America amounted to USD 2 million.

Net income

Net income from AEGON’s businesses in the Americas decreased to USD 275 million in the second quarter. Lower impairments were offset by a decrease in underlying earnings, a decline in results from fair value items and higher tax charges.

The loss of USD 103 million from fair value items for the quarter was mainly driven by the loss on the macro equity hedge, and unfavorable alternative investment performance.

Gains on investments of USD 70 million were realized as a result of normal trading activity. Net impairments amounted to USD 50 million and continued to be primarily linked to residential mortgage-backed securities. On an annualized basis, impairments in the second quarter amounted to 22 basis points of AEGON’s US fixed income general account portfolio, below long-term expectations of 30-35 basis points.

The results of run-off businesses amounted to USD 8 million. The amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities was offset by improved results from the institutional spread-based business.

Net income included a net tax expense of USD 83 million in the second quarter, translating into an effective tax rate of 23%.

Return on capital

In the second quarter of 2012, the return on average capital, excluding revaluation reserves, invested in AEGON’s business in the Americas amounted to 6.6%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas amounted to 7.8%. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 3% to USD 477 million, primarily due to cost savings in the main business units. Excluding restructuring charges, employee benefit plan expenses and the Corporate Center cost allocation, operating expenses decreased 8%. This was mainly as a result of the wind down of the BOLI/COLI activities and the divestiture of Transamerica Reinsurance last year.

Sales and deposits

New life sales increased 11% to USD 162 million, primarily driven by strong indexed universal life sales. New premium production for accident & health insurance increased 17% to USD 225 million, mainly the result of increased travel insurance sales driven by expanded existing relationships and the addition of a new partner in the third quarter of 2011.

Gross deposits increased 18% to USD 8.5 billion as a result of higher takeover deposits in the retirement plan space and increased stable value deposits. Variable annuity sales continued to be strong, despite a repricing of the company’s variable annuity offerings earlier in the year reflecting the current low interest rate environment and subsequent higher hedging costs in its riders.

Net deposits increased to USD 1 billion in the second quarter – excluding run-off businesses. AEGON’s core growth areas of variable annuities and retirement plans recorded net inflows of USD 0.4 billion and USD 1.6 billion respectively, which were partly offset by stable value outflows of USD 0.5 billion and fixed annuity outflows of USD 0.6 billion. AEGON is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurs net outflows.

Market consistent value of new business

The decline in interest rates impacted the level of market consistent value of new business in the second quarter of 2012, which amounted to USD 58 million. A continued strong contribution from the pensions business was more than offset by lower value of new business on certain life insurance and variable annuity products, compared to the second quarter of 2011. AEGON will continue to reprice products and slow down sales of unprofitable business in order to meet its return targets. During the second quarter of 2012, AEGON has discontinued sales of universal life joint survivorship policies and repriced its long term care offering.

Revenue-generating investments

Revenue-generating investments were stable at USD 325 billion at June 30, 2012, as compared to the first quarter of 2012. Net inflows and the positive effect of lower interest rates on the value of fixed income assets were offset by outflows related to run-off businesses, a fixed annuity coinsurance transaction of USD 1.6 billion and the effect of unfavorable equity market performance.

REVENUE-GENERATING INVESTMENTS

	June 30, 2012	Mar. 31, 2012%
Revenue-generating investments (total)	324,974	326,661	(1)

Investments general account	114,839	114,117	1
Investments for account of policyholders	84,548	86,279	(2)
Off balance sheet investments third parties	125,587	126,265	(1)

AMERICAS c)

USD millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life and protection		177	128	38	178	(1)	305	358	(15)
Fixed annuities		63	62	2	77	(18)	125	167	(25)
Variable annuities		84	97	(13)	87	(3)	181	180	1
Retail mutual funds		5	4	25	6	(17)	9	12	(25)

Individual savings and retirement products		152	163	(7)	170	(11)	315	359	(12)
Employer solutions & pensions		87	81	7	83	5	168	164	2
Canada		17	8	113	19	(11)	25	30	(17)
Latin America		2	3	(33)	3	(33)	5	1	—

Underlying earnings before tax		435	383	14	453	(4)	818	912	(10)

Fair value items		(103)	83	—	(72)	(43)	(20)	(89)	78
Realized gains / (losses) on investments		70	12	—	70	—	82	104	(21)
Impairment charges		(50)	(39)	(28)	(76)	34	(89)	(156)	43
Other income / (charges)		(2)	(1)	(100)	(5)	60	(3)	(5)	40
Run- off businesses		8	(3)	—	15	(47)	5	45	(89)

Income before tax		358	435	(18)	385	(7)	793	811	(2)
Income tax		(83)	(69)	(20)	(54)	(54)	(152)	(130)	(17)

Net income		275	366	(25)	331	(17)	641	681	(6)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		275	366	(25)	331	(17)	641	681	(6)

Net underlying earnings		321	273	18	360	(11)	594	697	(15)

Commissions and expenses		1,228	1,055	16	1,188	3	2,283	2,374	(4)
of which operating expenses		477	478	—	493	(3)	955	974	(2)

New life sales	12
Life single premiums		62	65	(5)	55	13	127	155	(18)
Life recurring premiums annualized		156	150	4	140	11	306	273	12

Total recurring plus 1/10 single		162	157	3	146	11	319	289	10

Life & protection		126	124	2	109	16	250	219	14
Employer solutions & pensions		8	9	(11)	7	14	17	13	31
Canada		15	14	7	18	(17)	29	35	(17)
Latin America		13	10	30	12	8	23	22	5

Total recurring plus 1/10 single		162	157	3	146	11	319	289	10

New premium production accident and health insurance		225	231	(3)	192	17	456	381	20

Gross deposits (on and off balance) by line of business	12
Life & protection		3	3	—	3	—	6	6	—
Fixed annuities		77	91	(15)	71	8	168	154	9
Variable annuities		1,304	1,214	7	1,401	(7)	2,518	2,580	(2)
Retail mutual funds		812	754	8	765	6	1,566	1,540	2

Individual savings & retirement products		2,193	2,059	7	2,237	(2)	4,252	4,274	(1)
Employer solutions & pensions		6,278	7,544	(17)	4,913	28	13,822	10,467	32
Canada		33	74	(55)	83	(60)	107	180	(41)
Latin America		3	4	(25)	—	—	7	—	—

Total gross deposits		8,510	9,684	(12)	7,236	18	18,194	14,927	22

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(10)	—	(10)	—	(20)	(24)	17
Fixed annuities		(607)	(628)	3	(810)	25	(1,235)	(1,611)	23
Variable annuities		449	363	24	471	(5)	812	691	18
Retail mutual funds		88	(31)	—	(5)	—	57	(55)	—

Individual savings & retirement products		(70)	(296)	76	(344)	80	(366)	(975)	62
Employer solutions & pensions		1,112	1,797	(38)	1,048	6	2,909	1,533	90
Canada		(92)	(105)	12	(105)	12	(197)	(263)	25
Latin America		2	4	(50)	—	—	6	—	—

Total net deposits excluding run-off businesses		942	1,390	(32)	589	60	2,332	271	—
Run-off businesses		(606)	(1,519)	60	(772)	22	(2,125)	(1,974)	(8)

Total net deposits		336	(129)	—	(183)	—	207	(1,703)	—

THE NETHERLANDS

•	Underlying earnings before tax of EUR 71 million, including a loss of EUR 11 million in Non-life

•	Net income of EUR (28) million, including a one-time charge of EUR 265 million before tax

•	New life sales decrease to EUR 23 million as result of lower sales in Life and Pensions

Underlying earnings before tax

In the second quarter 2012, underlying earnings from AEGON’s operations in the Netherlands decreased 4% to EUR 71 million as higher earnings from Pensions and Distribution were offset by lower earnings from Non-life and Life & Savings. Earnings in the second quarter 2012 included recurring charges for Corporate Center expenses of EUR 4 million.

•

Earnings from AEGON’s Life & Savings operations in the Netherlands declined to EUR 51 million. This decline was mainly due to unfavorable mortality experience and declining Life margins partly offset by cost savings and a higher contribution from the growing mortgage portfolio.

•	Earnings from the Pension business increased strongly to EUR 25 million, mainly driven by favorable morbidity results. In addition, earnings benefited from cost savings and lower interest charges.

•

Non-life recorded a loss of EUR 11 million. This is a result of continued adverse claim experience on disability products which has been only partly offset by a reserve release following a refinement of assumptions. General trends in claim experience in disability in the Dutch non-life market are negative and are expected to continue throughout 2012. Management actions are taken to improve claim experience going forward. In addition, products are being repriced where necessary and possible.

•	Earnings from the distribution businesses increased to EUR 4 million mainly as a result of achieved cost savings and lower amortization of intangibles.

Net income

Net income from AEGON’s businesses in the Netherlands amounted to EUR (28) million and included a one-time charge of EUR 265 million before tax, related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands.

Results on fair value items improved strongly compared to the second quarter of 2011 and amounted to EUR 153 million, driven by results on the guarantee portfolio of EUR 192 million partly offset by real estate revaluations of EUR (24) million and other fair value items of EUR (15) million. Realized losses on investments totaled EUR 6 million for the quarter and were a result of normal trading activity in the portfolio.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the Netherlands declined to 5.9%, the result of lower net underlying earnings and higher average capital levels. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 6% to EUR 189 million, mainly driven by cost savings and lower restructuring charges, which were partly offset by investments in new distribution capabilities and recurring charges for Corporate Center expenses.

In 2011, AEGON initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and new opportunities in the Dutch market. The reorganization program and other initiatives will result in a reduction of the cost base by EUR 100 million in comparison to the cost base for 2010, of which the majority is expected to be achieved in 2012. Over the past quarters, AEGON has implemented cost savings of EUR 62 million.

Sales and deposits

New life sales decreased in the second quarter to EUR 23 million. Individual life sales declined and amounted to EUR 12 million, primarily driven by a shrinking Dutch life insurance market, and lower production levels of mortgage-related insurance products. Pension sales declined to EUR 11 million, as a result of difficult market conditions, particularly in the defined benefit market segment.

Production of mortgages in the second quarter of 2012 declined to EUR 706 million, primarily the result of lower activity in the Dutch mortgage market. Compared with the first quarter of 2012, production of mortgages increased 9%.

Premium production for accident & health amounted to EUR 4 million. Sales in income insurance products remained level compared to the second quarter of 2011, in spite of price increases to maintain margins and strong competition. General insurance production amounted to EUR 7 million, level with the second quarter of 2011.

Gross deposits declined to EUR 367 million, driven by fierce competition in the Dutch savings market.

Market consistent value of new business

The market consistent value of new business in the Netherlands increased significantly compared to the second quarter of 2011 and amounted to EUR 30 million. The increase was mainly driven by higher contributions from mortgages and the successful introduction of a new mortgage product in 2011 (Banksparen).

Revenue-generating investments

Revenue-generating investments increased 1% to EUR 65 billion, compared with the previous quarter. The increase was driven by growth of the business.

REVENUE-GENERATING INVESTMENTS

	June 30, 2012	Mar. 31, 2012%
Revenue-generating investments (total)	65,071	64,283	1

Investments general account	40,246	39,572	2
Investments for account of policyholders	24,825	24,711	—

THE NETHERLANDS

EUR millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life and Savings		51	56	(9)	55	(7)	107	98	9
Pensions		25	21	19	16	56	46	38	21
Non-life		(11)	(5)	(120)	—	—	(16)	5	—
Distribution		4	7	(43)	(1)	—	11	10	10
Share in underlying earnings before tax of associates		2	—	—	4	(50)	2	4	(50)

Underlying earnings before tax		71	79	(10)	74	(4)	150	155	(3)

Fair value items		153	42	—	2	—	195	(58)	—
Realized gains / (losses) on investments		(6)	34	—	142	—	28	177	(84)
Impairment charges		(3)	(3)	—	(3)	—	(6)	(5)	(20)
Other income / (charges)		(266)	(3)	—	(11)	—	(269)	(19)	—

Income before tax		(51)	149	—	204	—	98	250	(61)
Income tax		23	(8)	—	(35)	—	15	(42)	—

Net income		(28)	141	—	169	—	113	208	(46)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(28)	141	—	169	—	113	208	(46)

Net underlying earnings		57	62	(8)	67	(15)	119	133	(11)

Commissions and expenses		268	270	(1)	278	(4)	538	550	(2)
of which operating expenses		189	187	1	201	(6)	376	390	(4)

New life sales
Life single premiums		146	245	(40)	217	(33)	391	674	(42)
Life recurring premiums annualized		9	7	29	18	(50)	16	37	(57)

Total recurring plus 1/10 single		23	32	(28)	40	(43)	55	105	(48)

Life and Savings		12	18	(33)	25	(52)	30	51	(41)
Pensions		11	14	(21)	15	(27)	25	54	(54)

Total recurring plus 1/10 single		23	32	(28)	40	(43)	55	105	(48)

New premium production accident and health insurance		4	9	(56)	4	—	13	14	(7)
New premium production general insurance		7	9	(22)	7	—	16	15	7

Gross deposits (on and off balance) by line of business
Life and Savings		367	560	(34)	442	(17)	927	824	13
Pensions		—	—	—	—	—	—	80	—

Total gross deposits		367	560	(34)	442	(17)	927	904	3

Net deposits (on and off balance) by line of business
Life and Savings		(66)	(185)	64	(113)	42	(251)	(255)	2
Pensions		—	—	—	—	—	—	27	—

Total net deposits		(66)	(185)	64	(113)	42	(251)	(228)	(10)

UNITED KINGDOM

•	Underlying earnings before tax increase to GBP 20 million as a result of stronger pension earnings

•	Net income amounts to GBP 38 million

•	New life sales of GBP 170 million, in line with expectations

Underlying earnings before tax

Underlying earnings before tax from AEGON’s operations in the UK increased to GBP 20 million in the second quarter, driven by a strong improvement in earnings from Pensions compared to the second quarter last year. Earnings included recurring charges for Corporate Center expenses of GBP 2 million.

•	Earnings from Life declined slightly to GBP 15 million, partly driven by recurring charges for Corporate Center expenses.

•

Earnings from Pensions improved to GBP 5 million, mainly driven by the non-recurrence of exceptional charges recorded in the previous year, and successful implementation of the cost reduction program in AEGON’s business in the UK. These positive impacts were partly offset by lower fee income as result of adverse movements in equity markets and adverse persistency.

•	Earnings from Distribution amounted to nil.

Net income

Net income increased strongly to GBP 38 million from a loss of GBP 15 million in the comparable quarter, driven by higher underlying earnings, higher realized gains on investments of GBP 28 million and a strong improvement in impairments. There were no impairments during the quarter. Results on fair value items amounted to a loss of GBP 1 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in the UK increased to 2.8%, primarily as a result of higher net underlying earnings from Pensions. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses for the second quarter of 2012 amounted to GBP 69 million, a 37% reduction following the successful implementation of the cost reduction program in the UK. Operating expenses in the second quarter benefited from favorable timing differences, which are expected to reverse in the remainder of the year. For the full year, AEGON expects to achieve target operating expenses.

Sales and deposits

New life sales were down 11% to GBP 170 million compared to the second quarter of 2011, reflecting an expected reduction in pension sales. Platform sales increased as new advisors joined the AEGON Retirement Choices platform.

Market consistent value of new business

The market consistent value of new business in the UK remained level at GBP 18 million as the benefit from lower acquisition expenses was offset by lower sales volumes and lower margins on protection business.

Revenue-generating investments

Revenue-generating investments decreased 2% to GBP 52 billion, compared with the first quarter-end of 2012, primarily the result of lower equity markets.

REVENUE-GENERATING INVESTMENTS

	June 30, 2012	Mar. 31, 2012%
Revenue-generating investments (total)	51,631	52,761	(2)

Investments general account	8,460	8,298	2
Investments for account of policyholders	43,171	44,463	(3)

UNITED KINGDOM

GBP millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life		15	15	—	17	(12)	30	38	(21)
Pensions		5	11	(55)	(7)	—	16	(16)	—
Distribution		—	(1)	—	(1)	—	(1)	(3)	67

Underlying earnings before tax		20	25	(20)	9	122	45	19	137

Fair value items		(1)	(2)	50	—	—	(3)	(1)	(200)
Realized gains / (losses) on investments		28	—	—	10	180	28	35	(20)
Impairment charges		—	—	—	(35)	—	—	(35)	—
Other income / (charges)	7	10	5	100	1	—	15	(4)	—

Income before tax		57	28	104	(15)	—	85	14	—
Income tax attributable to policyholder return		(11)	(5)	(120)	(15)	27	(16)	(16)	—

Income before income tax on shareholders return		46	23	100	(30)	—	69	(2)	—
Income tax on shareholders return		(8)	16	—	15	—	8	33	(76)

Net income		38	39	(3)	(15)	—	77	31	148

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		38	39	(3)	(15)	—	77	31	148

Net underlying earnings		18	40	(55)	14	29	58	47	23

Commissions and expenses		146	142	3	193	(24)	288	365	(21)
of which operating expenses		69	62	11	109	(37)	131	207	(37)

New life sales	8
Life single premiums		592	600	(1)	711	(17)	1,192	1,552	(23)
Life recurring premiums annualized		111	118	(6)	120	(8)	229	247	(7)

Total recurring plus 1/10 single		170	178	(4)	191	(11)	348	402	(13)

Life		17	17	—	15	13	34	31	10
Pensions		153	161	(5)	176	(13)	314	371	(15)

Total recurring plus 1/10 single		170	178	(4)	191	(11)	348	402	(13)

Gross deposits (on and off balance) by line of business
Variable annuities		7	7	—	14	(50)	14	31	(55)

Total gross deposits		7	7	—	14	(50)	14	31	(55)

Net deposits (on and off balance) by line of business
Variable annuities		(1)	(1)	—	12	—	(2)	14	—

Total net deposits		(1)	(1)	—	12	—	(2)	14	—

NEW MARKETS

•	Underlying earnings before tax decrease 9% to EUR 64 million as results from partnership with CAM are no longer included

•	Net income amounts to EUR 37 million

•	New life sales decline to EUR 68 million as lower sales in Spain are partly being offset by growth in Asia

Underlying earnings before tax

In New Markets, AEGON underlying earnings before tax decreased 9% to EUR 64 million. Higher earnings from AEGON Asset Management and Asia were more than offset by lower earnings in Central & Eastern Europe, Spain and Variable Annuities Europe. Recurring charges for Corporate Center expenses amounted to EUR 2 million.

•

Earnings from Central & Eastern Europe declined to EUR 21 million, primarily as a result of the pension legislation changes in Poland in 2011, which was only partly offset by favorable claim experience in the non-life business. In addition, adverse currency movements negatively impacted earnings.

•	Results from AEGON’s operations in Asia increased to EUR 5 million mainly as a result of higher investment income and favorable claim experience.

•

Earnings from Spain & France decreased 15% to EUR 17 million as results from AEGON’s partnership with CAM are no longer included in the results. The comparable quarter of 2011 included underlying earnings of EUR 9 million from CAM. Excluding results from CAM, earnings in Spain improved as result of business growth and the inclusion of earnings from Caixa Sabadell Vida. Earnings contributions from partner La Mondiale in France remained level with the same quarter last year and amounted to EUR 5 million.

•	Results from Variable Annuities Europe declined to EUR (2) million which was driven by an exceptional charge of EUR 2 million for customer refunding.

•	Earnings from AEGON Asset Management increased significantly to EUR 23 million, the result of performance fees and increased fee income, resulting from higher asset balances.

Net income

Net income from AEGON’s operations in New Markets declined to EUR 37 million as lower underlying earnings and negative results from fair value items were only partly offset by higher gains on investments and lower impairment charges. As of the second quarter, fair value items contains a currency hedge related to part of the in Swiss franc denominated mortgage portfolio in Hungary.

Return on capital

The return on average capital, excluding revaluation reserves, invested in AEGON’s businesses in New Markets declined to 6.6%, mainly the result of lower net underlying earnings. Return on capital of AEGON’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 12% to EUR 154 million in the second quarter, as a result of higher costs in Asia driven by investments in new distribution capabilities, the inclusion of the company’s Canadian investment management activities within AEGON Asset Management and recurring charges for Corporate Center expenses of EUR 2 million.

Sales and deposits

New life sales declined 7% to EUR 68 million.

•

In Central & Eastern Europe, new life sales remained level and amounted to EUR 29 million as lower production in Hungary due to difficult market circumstances was offset by increased production primarily in Poland and Turkey. At constant currencies, new life sales increased 3%.

•

In Asia, new life sales increased to EUR 15 million, driven by higher production in China due to strong performance of new distribution partners in the brokerage channel and increased sales of universal life products in Hong Kong and Singapore, despite repricing in the first quarter of 2012.

•

New life sales in Spain & France declined to EUR 24 million as the inclusion of Caixa Sabadell Vida was offset by lower production at other joint venture partners in Spain and the exclusion of new life sales from CAM.

New premium production from AEGON’s general insurance operations in Central & Eastern Europe declined and amounted to EUR 6 million. New premium production from AEGON’s accident & health insurance in CEE and Asia remained level at EUR 7 million.

Gross deposits in New Markets amounted to EUR 2.7 billion and increased strongly compared to the second quarter of 2011. Gross deposits in AEGON Asset Management increased substantially to EUR 2.5 billion as a result of strong institutional sales in the US and the Netherlands. In CEE gross deposits declined following pension legislation changes in Poland.

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 19 million as a result of lower pension production and lower margins in CEE and Spain. Additionally, results from the partnership with CAM are no longer included in the results. These factors were only partly offset by expense savings in CEE and the inclusion of new joint venture partners in Spain.

Revenue-generating investments

Revenue-generating investments increased 5% compared with the first quarter of 2012 to EUR 66 billion, mainly driven by net deposits in AEGON Asset Management.

REVENUE-GENERATING INVESTMENTS

	June 30, 2012	Mar. 31, 2012%
Revenue-generating investments (total)	66,236	63,288	5

Investments general account	5,069	4,957	2
Investments for account of policyholders	6,835	6,663	3
Off balance sheet investments third parties	54,332	51,668	5

NEW MARKETS c)

EUR millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax
Central Eastern Europe		21	23	(9)	29	(28)	44	55	(20)
Asia		5	9	(44)	3	67	14	3	—
Spain & France		17	25	(32)	20	(15)	42	43	(2)
Variable Annuities Europe		(2)	2	—	—	—	—	5	—
AEGON Asset Management		23	29	(21)	18	28	52	32	63

Underlying earnings before tax		64	88	(27)	70	(9)	152	138	10

Fair value items		(12)	7	—	(3)	—	(5)	(3)	(67)
Realized gains / (losses) on investments		3	2	50	1	200	5	4	25
Impairment charges		—	(4)	—	(4)	—	(4)	(6)	33
Other income / (charges)		—	(18)	—	(3)	—	(18)	8	—

Income before tax		55	75	(27)	61	(10)	130	141	(8)
Income tax		(18)	(27)	33	(15)	(20)	(45)	(46)	2

Net income		37	48	(23)	46	(20)	85	95	(11)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		37	48	(23)	45	(18)	85	94	(10)
Non-controlling interests		—	—	—	1	—	—	1	—

Net underlying earnings		44	59	(25)	53	(17)	103	97	6

Commissions and expenses		219	208	5	196	12	427	399	7
of which operating expenses		154	143	8	138	12	297	287	3

New life sales	12
Life single premiums		142	146	(3)	131	8	288	340	(15)
Life recurring premiums annualized		53	66	(20)	60	(12)	119	123	(3)

Total recurring plus 1/10 single		68	80	(15)	73	(7)	148	157	(6)

Life		66	75	(12)	67	(1)	141	137	3
Associates		2	5	(60)	6	(67)	7	20	(65)

Total recurring plus 1/10 single		68	80	(15)	73	(7)	148	157	(6)

Central Eastern Europe		29	27	7	30	(3)	56	57	(2)
Asia		15	15	—	10	50	30	29	3
Spain & France		24	38	(37)	33	(27)	62	71	(13)

Total recurring plus 1/10 single		68	80	(15)	73	(7)	148	157	(6)

New premium production accident and health insurance		7	10	(30)	8	(13)	17	18	(6)
New premium production general insurance		6	5	20	7	(14)	11	12	(8)

Gross deposits (on and off balance)	12
Central Eastern Europe		66	116	(43)	167	(60)	182	349	(48)
Asia		37	34	9	7	—	71	18	—
Spain & France		11	10	10	11	—	21	19	11
Variable Annuities Europe		109	120	(9)	159	(31)	229	290	(21)
AEGON Asset Management		2,514	2,803	(10)	898	180	5,317	1,833	190

Total gross deposits		2,737	3,083	(11)	1,242	120	5,820	2,509	132

Net deposits (on and off balance)	12
Central Eastern Europe		(18)	42	—	(1,972)	99	24	(1,864)	—
Asia		36	31	16	4	—	67	15	—
Spain & France		(11)	(26)	58	(43)	74	(37)	(54)	31
Variable Annuities Europe		7	28	(75)	63	(89)	35	89	(61)
AEGON Asset Management		605	1,289	(53)	(539)	—	1,894	(2,392)	—

Total net deposits		619	1,364	(55)	(2,487)	—	1,983	(4,206)	—

MARKET CONSISTENT VALUE OF NEW BUSINESS

	MCVNB					MCVNB
EUR millions, after tax	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%

Americas	46	47	(2)	67	(31)	93	134	(31)
The Netherlands	30	27	11	17	76	57	18	—
United Kingdom	22	27	(19)	21	5	49	39	26
New Markets	19	24	(21)	33	(42)	43	68	(37)

Total	117	125	(6)	138	(15)	242	259	(7)

MODELED NEW BUSINESS, APE AND DEPOSITS

	Premium business						Premium business
	APE						APE
EUR millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%
	9
Americas		281	279	1	254	11	561	472	19
The Netherlands		73	70	4	45	62	143	120	19
United Kingdom		205	216	(5)	226	(9)	420	463	(9)
New Markets		157	129	22	143	10	285	264	8

Total		716	694	3	668	7	1,409	1,319	7

	Deposit business						Deposit business
	Deposits						Deposits
EUR millions	Notes	Q2 2012	Q1 2012%		Q2 2011%		YTD 2012	YTD 2011%
	9
Americas		5,209	4,935	6	3,733	40	10,145	8,074	26
United Kingdom		10	8	25	17	(41)	17	36	(53)
New Markets		123	180	(32)	(52)	—	303	162	87

Total		5,342	5,123	4	3,698	44	10,465	8,272	27

MCVNB/PVNBP SUMMARY

	Premium business						Premium business
		MCVNB	PVNBP	MCVNB/ PVNBP	MCVNB/ APE	MCVNB	PVNBP	MCVNB/ PVNBP	MCVNB/ APE
EUR millions	Notes	Q2 2012%			%	YTD 2012%			%
	10
Americas		23	1,240	1.8	8.0	54	2,452	2.2	9.7
The Netherlands		30	885	3.4	41.1	57	1,701	3.4	39.8
United Kingdom		22	1,336	1.7	10.8	49	2,744	1.8	11.6
New Markets		19	910	2.0	11.8	43	1,872	2.3	15.0

Total		94	4,371	2.2	13.2	203	8,769	2.3	14.4

	Deposit business						Deposit business
		MCVNB	PVNBP	MCVNB/ PVNBP	MCVNB/ Deposits	MCVNB	PVNBP	MCVNB/ PVNBP	MCVNB/ Deposits
EUR millions	Notes	Q2 2012%			%	YTD 2012%			%
	10
Americas		23	7,485	0.3	0.4	38	14,910	0.3	0.4
United Kingdom		—	10	0.3	0.3	—	17	0.4	0.4
New Markets		—	172	(0.1)	(0.1)	1	452	0.1	0.2

Total		23	7,667	0.3	0.4	39	15,379	0.3	0.4

OPERATIONAL HIGHLIGHTS – FIRST SIX MONTHS 2012

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 868 million for the first six months of 2012. The increase compared with the same period last year was mainly the result of a strong delivery on cost reduction programs and favorable currency exchange rates.

Underlying earnings from the Americas amounted to EUR 631 million. The decrease compared to the first half of 2011 is primarily due to unfavorable mortality results and lower fixed annuity earnings, as the product is de-emphasized. In addition, earnings were impacted by recurring charges for Corporate Center expenses (EUR 14 million) and an increase in employee benefit expenses (EUR 21 million).

In the Netherlands, underlying earnings declined slightly to EUR 150 million. A higher contribution from pensions and AEGON’s growing Dutch mortgage portfolio was offset by adverse claim experience on disability products in the non-life business.

In the United Kingdom, underlying earnings increased to EUR 54 million. The strong improvement in earnings was driven by the successful implementation of the cost reduction program in AEGON’s businesses in the United Kingdom and the non-recurrence of exceptional charges recorded in the previous year.

Underlying earnings from New Markets increased to EUR 152 million driven mainly by growth in Asia and AEGON Asset Management.

Total holding costs decreased 21% to EUR 119 million as part of AEGON’s Corporate Center expenses are now charged to operating units. This change reflects the various services and support provided by the Corporate Center to operating units. The charges to operating units amounted to EUR 32 million in the first six months of 2012.

Net income

Net income increased to EUR 775 million. Higher underlying earnings, improved results from fair value items and lower impairments were partly offset by lower realized gains on investments and higher other charges.

Fair value items

In the first six months of 2012, results from fair value items amounted to EUR 257 million. The main driver behind the improvement was better results related to the guarantee portfolio in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 130 million for the first half of the year and were the result of normal trading in the portfolio. The first half of 2011 had included gains related to a strategic shift from equities to bonds in the Netherlands.

Impairment charges

Impairment charges improved considerably to EUR 83 million and were mostly linked to residential mortgage-backed securities in the United States.

Other charges

Other charges amounted to EUR 271 million and are mostly related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands and the associated one-time charge of EUR 265 million.

Run-off businesses

The results of the run-off businesses amounted to EUR 4 million. The decline compared to the first half of 2011 is mainly related to the amortization of the prepaid cost of reinsurance asset related to the divestment of the life reinsurance activities.

Income tax

Tax charges for the first six months of 2012 amounted to EUR 130 million. These charges included EUR 51 million in tax benefits related to cross-border inter-company reinsurance transactions and one-time tax credits the Netherlands and the United Kingdom of in total EUR 46 million.

Operating expenses

Operating expenses improved considerably and were 5% lower at EUR 1,595 million. Significant cost reductions and lower restructuring charges were the main drivers behind the improvement.

Sales

AEGON’s total sales increased 26% to EUR 3.4 billion. New life sales declined as a result of lower production in the Netherlands, the United Kingdom and New Markets, partly offset by growth in the Americas. Substantial growth of gross deposits was mainly driven by higher pension deposits the Americas and strong asset management inflows. New premium production for accident and health insurance also increased, mainly driven by strong travel and supplemental health insurance sales in the United States.

Market consistent value of new business

Compared with the first six months of 2011, the value of new business declined 7% to EUR 242 million. A higher contribution from mortgage loans in the Netherlands and higher profitability in the annuity business in the United Kingdom was offset by the impact of lower interest rates on the value of new business in the Americas and New Markets.

Revenue-generating investments

Revenue-generating investments increased compared with the end of 2011 to EUR 452 billion. The increase was the result primarily of a strengthening of the US dollar against the euro, net inflows and the effect of higher equity markets on unit-linked and off balance sheet assets partly offset by outflows from run-off businesses and fixed annuities.

Capital management

At June 30, 2012, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 18.5 billion, equivalent to 74.6% of the company’s total capital base. AEGON is on track to reach a capital base ratio of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 23 billion. The increase was a result of net income for the half of the year, an increase in the revaluation reserves and strengthening of the US dollar against the euro.

The revaluation reserves at June 30, 2012 increased to EUR 4.5 billion, mainly a reflection of lower interest rates. The foreign currency translation reserves increased, primarily the result of a strengthening of the US dollar against the euro.

Shareholders’ equity per common share, excluding preference capital, amounted to EUR 10.91 at June 30, 2012.

Excess capital in the holding serves as a buffer. During the first half of the year, excess capital in the holding increased to EUR 1.6 billion, mainly the result of dividends received from operating units partly offset by operational expenses and dividends on preferred and common shares. During 2012, AEGON aims to maintain a buffer at the holding of at least EUR 750 million.

At June 30, 2012, AEGON’s Insurance Group Directive (IGD) ratio amounted to 216%, a strong increase from the level of year-end 2011. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased tot ~460%, while the Pillar I ratio in the United Kingdom declined to ~135% at June 30, 2012. The IGD ratio in the Netherlands increased substantially during the first six months of 2012 to ~265% as a result of a change in the yield curve to discount liabilities as prescribed by the Dutch Central Bank. This measure has added ~35 percentage points to the IGD ratio of the Dutch entity, equivalent to ~8 percentage points to the group IGD ratio.

Cash flows

AEGON’s subsidiaries generated EUR 1,566 million in operational free cash flows during the first half of the year, including a positive market impact of EUR 1,022 million. Excluding market impact and one-time items, operational free cash flows amounted to EUR 701 million. Operational free cash flows represent distributable earnings generation of the business units. The impact of capital preservation initiatives is not included in the reported operational free cash flows. AEGON is on track to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

In May, AEGON completed the sale of EUR 667 million of SAECURE 11 notes. The transaction included a USD 600 million tranche of USD denominated residential mortgage-backed securities (RMBS) placed with US investors. With this transaction, AEGON is further diversifying its RMBS investor base outside Europe.

AEGON believes the successful placement is recognition by US investors that Dutch RMBS notes are regarded as high-quality and that AEGON’s SAECURE program is acknowledged as a top-tier program in the Dutch RMBS market. The net proceeds will be used to refinance part of the existing Dutch mortgage loan portfolio of AEGON.

In July, AEGON issued EUR 500 million in senior unsecured notes. The notes were issued under AEGON’s USD 6 billion debt issuance program at a price of 99.712%, and carry a coupon of 3.00%. Net proceeds from this issuance will be used for general corporate purposes and the redemption of short-term debt.

Interim dividend

The 2012 interim dividend amounts to EUR 0.10 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

AEGON shares will be quoted ex-dividend on August 16, 2012. The record date is August 20, 2012. The election period for shareholders will run from August 22 up to and including September 7, 2012. The stock fraction will be based on the average share price on Euronext Amsterdam from September 3 through September 7, 2012. The stock dividend ratio will be announced on September 7, 2012 after closing of Euronext Amsterdam. The dividend will be payable as of September 14, 2012.

FINANCIAL OVERVIEW, 2012 YEAR-TO-DATE GEOGRAPHICALLY c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	252	107	37	66	—	462
Individual savings and retirement products	245	—	—	(7)	—	238
Pensions	130	46	19	1	—	196
Non-life	—	(16)	—	23	—	7
Distribution	—	11	(1)	—	—	10
Asset Management	—	—	—	52	—	52
Other	—	—	—	—	(119)	(119)
Associates	4	2	(1)	17	—	22

Underlying earnings before tax	631	150	54	152	(119)	868

Fair value items	(15)	195	(3)	(5)	85	257
Realized gains / (losses) on investments	63	28	34	5	—	130
Impairment charges	(69)	(6)	—	(4)	(4)	(83)
Other income / (charges)	(2)	(269)	19	(18)	(1)	(271)
Run-off businesses	4	—	—	—	—	4

Income before tax	612	98	104	130	(39)	905
Income tax	(118)	15	(9)	(45)	27	(130)

Net income	494	113	95	85	(12)	775

Net underlying earnings	458	119	71	103	(86)	665

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of certain of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that AEGON’s non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that AEGON’s senior management uses in managing its business. Among other things AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measures shown herein, when read together with AEGON’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, reference is made to Note 3 “Segment information” of AEGON’s Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and non-controlling interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to AEGON’s investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

11)	Reconciliation of operating expenses, used for segment reporting, to AEGON’s IFRS based operating expenses.

	Q2 2012	YTD 2012

Employee expenses	529	1,033
Administrative expenses	272	534

Operating expenses for IFRS reporting	801	1,567
Operating expenses related to associates	13	28

Operating expenses in earnings release	814	1,595

12)	New life sales, gross deposits and net deposits data include results of AEGON’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to AEGON’s Embedded Value 2011 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2011 figures have been revised to reflect changes in AEGON’s organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the New Markets segment. This revision in financial reporting reflects changes in management of the organization, as AEGON’s Asian operations are now managed from the company’s regional head office in Hong Kong.

Currencies

Income statement items: average rate 1 EUR = USD 1.2962 (2011: USD 1.4025).

Income statement items: average rate 1 EUR = GBP 0.8217 (2011: GBP 0.8670).

Balance sheet items: closing rate 1 EUR = USD 1.2691 (2011: USD 1.4499; year-end 2011: USD 1.2982).

Balance sheet items: closing rate 1 EUR = GBP 0.8091 (2011: GBP 0.9031; year-end 2011: GBP 0.8353).

ADDITIONAL INFORMATION

The Hague, August 9, 2012

Media conference call

7:45 a.m. CET

Podcast available after the call on www.aegon.com

Analyst & investor conference call

9:00 a.m. CET

Audio webcast on www.aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on www.aegon.com.

Supplements

AEGON’s Q2 2012 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

About AEGON			Contact information Media Relations: Greg Tucker + 31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations: Willem van den Berg + 31 (0) 70 344 8305 ir@aegon.com www.aegon.com
As an international life insurance, pensions and asset management company basedin The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 25,000 people and have nearly 47 million customers across the globe.
Key figures – EUR	Q2 2012	Full year 2011
Underlying earnings before tax	443 million	1.5 billion
New life sales	428 million	1.8 billion
Gross deposits	9.8 billion	32 billion
Revenue-generating investments (end of period)	452 billion	424 billion

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. AEGON may define and calculate market consistent value of new business differently than other companies. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about AEGON’s results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about the company presented in EUR, which is the currency of AEGON’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.